UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  3)

     PENRIL  DATACOM  NETWORKS,  INC.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     709352108
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     November  18,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power

11          Aggregate  Amount  Beneficially  Owned  by Each Reporting Person 0

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  0

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power

11          Aggregate  Amount  Beneficially  Owned  by Each Reporting Person 0

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  0

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7     Sole Voting Power
                                  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power

11          Aggregate  Amount  Beneficially  Owned  by Each Reporting Person 0

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  0

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  ENDOWMENT  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1383498
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power

11          Aggregate  Amount  Beneficially  Owned  by Each Reporting Person 0

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  0

14          Type  of  Reporting  Person  PN


     This Amendment No. 3 relates to the Common Stock, $.01 par value, (the "Shares") of Penril Datacom Networks, Inc., (the "Company" or "Penril"), a Delaware corporation.

ITEM  1.    SECURITY  AND  ISSUER

     No  Change


ITEM  2.    IDENTITY  AND  BACKGROUND

     No  Change

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons do not beneficially own any shares.

ITEM  4.    PURPOSE  OF  TRANSACTION

     No  Change

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     Pursuant to the merger between Bay Networks, Inc., ("Bay") and Penril completed on 11/18/96 in which Penril became a wholly-owned subsidiary of Bay in exchange for $10 payable in Bay's Common Stock, the Reporting Persons do not own any stock in Penril.


ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

     THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP. IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER. After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


November  21,1996



Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

     EXHIBIT  A

     AGREEMENT

     The undersigned agree that this Amendment Number 3 to Schedule 13D dated November 21, 1996 relating to the Shares of Penril Datacom Networks, Inc. shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



Pequot  Endowment  Partners,  L.P.


By:  /s/      Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner